PRESS RELEASE

Aya Gold & Silver Advances Boumadine Project Provides Progress on Feasibility Study and Updated PEA; Announces Q2-2026 Financial Release Date

Montreal, Quebec, July 15, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”) is pleased to provide an update on workstreams supporting the Feasibility Study (“FS”) for the Boumadine Project (“Boumadine”), which commenced in early 2026 and is progressing as planned.
The Company also continues to advance work on an updated Preliminary Economic Assessment (the "Updated PEA") for the Boumadine Project, following the completion of a Preliminary Economic Assessment, the results of which were announced on November 4, 2025 (the "2025 PEA"), and the associated NI 43-101 technical report filed on December 18, 2025.
“We are very pleased with the progress being made across all workstreams for the Boumadine Project," said Benoit La Salle, President & CEO. "We have pre-qualified a select group of mining contractors and are preparing to launch a competitive tender process for the mining services contract, marking an important step toward establishing long-term operating partnerships for the project. The Updated PEA is on track for release in H2-2026, and we are planning to start early works by year-end, with the project access road among potential near-term priorities.”
Feasibility Study Update
The following provides an update on key FS workstreams:
Infill Drilling
As of July 13, 2026, 102,111 metres (“m”) have been completed year-to-date as part of the Company’s 360,000m infill drilling campaign, with 180,000m targeted for the current year. The program supports mineral resource conversion and provides the geological confidence required for reserve estimation as part of the FS. Drilling includes infill work to convert inferred resources to the indicated category, alongside targeted step-out drilling to expand mineralization across the Main, Tizi and Imariren trends, all of which remain open in all directions.
Procurement and Contractor Tender Process
Building on the engagement of Qualified Persons and multidisciplinary teams from established engineering and technical firms, the Company has further advanced its procurement activities across key project workstreams.

•An extensive consultation process was conducted to establish a shortlist of mining contractors. The shortlisted companies will be invited to participate in a competitive tender for the open pit mining contract, which is expected to be completed in H1-2027.
•A similar process is ongoing for the processing plant and a shortlist will be determined by year-end. A competitive process to determine the process plant construction partner will follow.
Water Supply
Building on the completed water supply studies, Aya has commenced detailed engineering for the project's water supply infrastructures, jointly led by Groupement des Consultants et Ingénieurs du Maroc (“GCIM”) and the Compagnie d’Aménagement Agricole et de Développement Industriel ("ADI").
Process water will be sourced from treated municipal wastewater facilities in the nearby towns. A hydrogeological fieldwork campaign is being planned to test regional brackish water resources for potential use as process water, further de-risking the project's long-term water supply.
Power Infrastructure
Preliminary engineering is underway for the project's powerline and associated power infrastructure. The feasibility-level work program will further define the technical requirements for the transmission line and substation connections. The powerline route has been largely defined, and discussions with the national grid operator are progressing as planned. The steps used for the Boumadine power supply is following what was successfully implemented at the Zgounder mine.
Metallurgical Testwork Program
The metallurgical testwork program, led by SGS Canada Inc. ("SGS"), continues to advance and is now in its final phase. The ongoing program was designed to further optimize process parameters, define variability within the deposit, and support final process design criteria. Results will continue to inform FS engineering, plant configuration, and concentrate specifications. The processing team is satisfied with the results further confirming existing flowsheet and providing opportunities for process optimization.
Concentrate marketing and Logistics
Aya is in ongoing discussions with multiple port operators, logistics providers and the national railway operator to select the most efficient and robust concentrate handling, transport, and export pathways, which may include the refurbishment of existing railways and the development of new logistic terminals to support the project's concentrate handling requirements.
Based on the current work plan, the Company is planning to complete the feasibility study by H2-2027.
Updated PEA
Aya confirms that the Updated PEA is on-track to be released in H2-2026. Notably, it will include an updated resource model, revised mine plan, and revised metal prices and concentrate payable assumptions reflecting current market conditions, including strong sulfur demand. Mine design based on the updated resource model is currently underway.

Boumadine Project Overview
The Boumadine Project is a district-scale polymetallic project located in the Kingdom of Morocco, with mineralization open in multiple directions and significant exploration potential. More information on the Boumadine Project is available in the Portfolio section of the Company's website at https://ayagoldsilver.com/portfolio/boumadine.
Technical Report
The NI 43-101 Technical Report pertaining to the Boumadine PEA was filed on December 18, 2025 and is available on Aya's website and on SEDAR+.
The 2025 PEA is preliminary in nature, and includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the 2025 PEA results will be realized.
Qualified Person
The scientific and technical information contained in this press release have been reviewed and approved by David Lalonde, B. Sc, Vice-President, Exploration, and Raphaël Beaudoin, P.Eng, Vice-President, Operations of Aya, both of whom are each a “Qualified Person” as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Q2-2026 Conference Call Details
Aya will release its second quarter 2026 financial results on Thursday, August 13, 2026, after market close. Management will host a conference call on Friday, August 14, at 10 a.m. ET to discuss the results and provide a corporate update.
Participants may join the conference call via webcast or by dialing-in as follows: https://edge.media-server.com/mmc/p/dxfp7nfq
Webcast link: Instructions for obtaining conference call dial-in numbers:
1.Click on the following call link and complete the online registration form
https://register-conf.media-server.com/register/BIf70fdb46f4c14e288d0ae74e84006b00
2.Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact
Benoit La Salle, FCPA, MBA
President & CEO
benoit.lasalle@ayagoldsilver.com

Alex Ball
VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the work being completed on an Updated PEA for the Boumadine Project; the expected contents and timing of release of the Updated PEA; the Company preparing to launch a competitive tender process for the mining services contract related to the Boumadine Project and the expected timing of completion of such process; the Company’s plans to start early works related to the Boumadine Project by year-end and the project access road as a potential near-term priority; the Company’s expected sourcing of process water from treated municipal wastewater facilities in the towns nearby the Boumadine site; the Company’s plans for a hydrogeological fieldwork campaign and the expectation that such campaign will further de-risk the Boumadine Project's long-term water supply; the Company’s expectation that the feasibility-level work program will further define the technical requirements for the transmission line and substation connections; ongoing discussions with the national grid operator, port operators, logistics providers and the national railway operator; the advancement of the metallurgical testwork program led by SGS and the fact that the results thereof which will continue to inform the Feasibility Study engineering, plant configuration, and concentrate specifications; potential construction works that may be done in the future to support the Boumadine Project’s concentrate handling requirements; the Company’s plan to complete the Feasibility Study by H2-2027; the dates on which Aya expects to release its second quarter 2026 financial results and hold a conference call to discuss the results and provide a corporate update; the Company’s focus on expanding its resource base and land package along the Anti-Atlas fault; the Company’s growth pipeline; the Boumadine Project’s potential for further discovery and; the Company’s vision of responsible mining and its commitment to delivering sustainable value for shareholders, employees and host communities. Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include without limitation, assumptions regarding: the Company’s ability to execute its business plans and objectives; the timely advancement and completion of engineering, mine design, technical studies, metallurgical testwork, investigations and other technical work programs; the successful completion of the Updated PEA and Feasibility Study within the anticipated timelines; the successful launch and completion of the competitive tender process for mining services and the receipt of acceptable bids; the Company's ability to commence early works, including the project access road, within the expected timeframe; the availability of qualified contractors, consultants, suppliers, equipment, materials and labour on commercially reasonable terms; the availability of sufficient water supply, including treated municipal wastewater, and the results of hydrogeological investigations supporting long-term water requirements; the cooperation of government authorities, municipalities, infrastructure providers, port operators, logistics providers, railway operators, and other stakeholders; the continued availability and suitability of transportation, port and other infrastructure required for the development of the Boumadine Project; the Company’s ability to successfully execute its exploration strategy, expand its resource base and land package along the Anti-Atlas fault, advance its growth pipeline and realize the exploration potential of the Boumadine Project; the Company’s ability to conduct its operations in a safe, responsible and sustainable manner while delivering long-term value to shareholders, employees and host communities; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Some of the risks the Company faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: Aya’s ability to execute plans relating to its Zgounder Project and Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel, oil and electricity); availability of gas, fuel, and oil; restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Company’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain and renew necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; climate change; weather disruptions; general economic conditions; commodity prices and exchange rate risks; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure; climate risks; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; asset impairment (or reversal) potential, being consistent with the Company’s current expectations; the inherent risks involved in exploration and development of mineral properties; and other risks described in the Company's documents filed with Canadian and U.S. securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Company qualifies all of its forward-looking statements by these cautionary statements.